Exhibit 23.1

Consent of independent registered public accounting firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-3 and to the use therein of our joint reports dated February 13, 2020 with respect to the consolidated financial statements of Orange S.A. and its subsidiaries (the “Group”) as of and for each of the three years ended December 31, 2019, December 31, 2018 and December 31, 2017 and the related notes, and the effectiveness of internal control over financial reporting of the Group as of December 31, 2019,which are included in the Annual Report (Form 20-F) of the Group for the year ended December 31, 2019, filed with the Securities and Exchange Commission on April 21, 2020.

/s/ ERNST & YOUNG Audit

Paris-La Défense

December 08, 2020